Exhibit 99.1

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Person in respect of the Shares, inclusive of any transactions effected prior to the filing hereof on June 27, 2024. All such transactions were purchases effected the Reporting Person. in the open market.

Trade Date	Shares Sold	Price per Share ($)*
6/26/24	140,848	$0.4977**

*Prices are rounded to the nearest cent and are exclusive of commissions.

**The price reported in Column 4 is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.46 to $0.77 (inclusive) on June 26, 2024. The reporting person undertakes to provide to the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.